FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name of Reporting Person:          L. Daniel Rawitch

    Address of Reporting Person:       3021 Citrus Circle, Suite 150
                                       Walnut Creek, CA 94598

2. Issuer Name and Trading Symbol:    Finet Holdings Corporation: FNHC

3. Social Security # (Voluntary):

4. Statement for Month/Year:          4/98

5. If Amendment, Date of Original:

6. Relationship of Reporting Person:  Director
                                       Officer
                                         Title: CEO

7. Reporting By:                      One Reporting Person


     Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------
   1         2        3              4                    5           6           7
--------  --------  ------  -----------------------  ------------  -------  --------------
 Title     Trans-   Trans-  Securities Acquired (A)     Amount     Owner-     Nature of
  of       action   action     or Disposed of (D)    Beneficially   ship      Indirect
Security   Date      Code   -----------------------  Owned at End   Form      Ownership
                             Amount   A/D  Price      of Month       D/I
--------  --------  ------  --------  ---  --------  ------------  -------  --------------
Common    4/14/98     G        6,250   D   $    .06      798,973     D



</table



Table II Derivative Securities (D/S) Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------
   1      2        3       4          5                  6                  7            8         9       10      11
------  ------  --------  ----  ---------------  -------------------  ---------------  ------  ---------  -----  -------
 Title   Conv    Trans    Tran       # D/S         Date     Expira     Title/Number    Price    Number    Owner  Type of
  of      or      Date    Code  Acquir/Disposed   Exercis    tion      Underlying       of      of D/S    ship     (I)
  D/S    Exer    M/D/Y          ---------------    able      Date      Securities       D/S    Owned at    of     Owner
         Price                    (A)      (D)     M/D/Y     M/D/Y    Title   Amount           Month end   D/I    ship
------  ------  --------  ----  -------  -------  --------  --------  ------  -------  ------  ---------  -----  -------
Option  $ 0.06                                    01/31/96  01/31/06  Common  148,000            148,000    D

/s/	L. Daniel Rawitch			  5/7/98
	-----------------------------   ---------
	Signature of reporting person   Date